SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 19th, 2007

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X        Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Annual General Meeting of Swedish Match AB (publ)

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: March 19th, 2007	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Stockholmsbörsen: SWMA

PRESS RELEASE

19 March, 2007

Annual General Meeting of Swedish Match AB (publ)

The shareholders of Swedish Match AB are hereby notified of the Annual General Meeting of Shareholders to be held on Monday 23 April 2007 at 16:30 (CET) in Stockholm, Sweden.

The Board of Directors proposes a dividend of 2.50 SEK per share. The proposed record date for entitlement to receive a cash dividend is 26 April 2007. The Board also proposes that the current mandate to repurchase up to 10 percent of all shares in the Company be prolonged for a maximum amount of 3,000 MSEK. In addition the Board will also propose cancellation of 13,000,000 previously repurchased shares, with a simultaneous capitalization issue in an amount corresponding to the number of cancelled shares or 18,084,644.37 SEK. Furthermore, the Board will propose that the reduction be allocated to a fund for use in repurchasing the Company’s own shares.

The Nominating Committee of Swedish Match AB proposes re-election of Andrew Cripps, Sven Hindrikes, Arne Jurbrant, Conny Karlsson, Kersti Strandqvist and Meg Tivéus. New election is proposed of Charles A. Blixt and John P. Bridendall. Conny Karlsson is proposed as Chairman of the Board. Bernt Magnusson and Karsten Slotte have declined re-election.

The Nominating Committee consists of Michael Allison (Morgan Stanley), William N. Booth (Wellington Management Company), Andy Brown (Cedar Rock Capital), Mads Eg Gensmann (Parvus Asset Management), chairman, and Bernt Magnusson.

The complete notice of the Annual General Meeting can be found on the corporate web site: www.swedishmatch.com, and is also enclosed.

Swedish Match is a global Group of companies with a broad assortment of market-leading brands in smokeless tobacco products, cigars, pipe tobacco and lights products. The Group’s global operations generated sales of 12,911 MSEK for the twelve month period ending December 31, 2006. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: +46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

Annual General Meeting of Swedish Match AB (publ)

The shareholders of Swedish Match AB are hereby notified of the Annual General Meeting of Shareholders to be held on Monday 23 April 2007 at 16:30 (CET) in Hall K1 at Stockholm International Trade Fairs in Älvsjö (“Stockholmsmässan”), Stockholm, Sweden. Entry via the main entrance at Mässvägen 1.

Agenda

1. Election of the Chairman of the Meeting.

2. Preparation and approval of the voting list.

3. Election of one or two persons who, in addition to the Chairman, shall verify the Minutes.

4. Determination of whether the Meeting has been duly convened and issues relating to attendance at the meeting.

5. Approval of the Agenda.

6. Presentation of the Annual Report and the Auditors’ Report and of the Consolidated Financial Statements and the Auditors’ Report on the Consolidated Financial Statements for 2006.

In connection therewith, the President’s speech and the Board of Directors’ report regarding its work and the work and function of the Compensation Committee and the Audit Committee.

7. Adoption of the Income Statement and Balance Sheet and of the Consolidated Income Statement and Consolidated Balance Sheet.

8. Allocation of the company’s profit as shown in the Balance Sheet adopted by the Meeting.

9. a) The Board of Directors’ proposal that the Company’s share capital shall be reduced by way of a recall of repurchased shares, and that the reduced amount shall be transferred to a fund for use in repurchasing the Company’s own shares; and b) the Board of Directors’ proposal regarding a decision on a bonus issue.

10. The Board of Directors’ proposal to authorise the Board of Directors to decide on the acquisition of shares in the Company.

11. Adoption of principles for determination of salary and other remuneration payable to the President and other members of Company’s management.

12. The Board of Directors’ proposal regarding the issue by the Company of call options on repurchased shares in the Company for the 2006 stock option programme, and the right of the Company to transfer shares in the Company in conjunction with a potential exercise of the call options.

13. The question of discharging the Members of the Board and the President from liability.

14. Determination of the number of Board Members to be elected by the Meeting.

15. Determination of the remuneration to be paid to the Board of Directors, specifying the distribution between the Chairman and other Board Members and compensation for committee work.

16. Election of Members of the Board and the Chairman of the Board.

17. The question of how members of the Nominating Committee shall be appointed and the question of remuneration to the Nominating Committee, if any.

18. Adoption of Instructions for Swedish Match AB’s Nominating Committee.

19. The Board of Directors’ proposal regarding amendments to the Articles of Association.

20. The Board of Director’s proposal to authorise the Board of Directors to decide on raising of participating loans.

The proposals of the Nominating Committee appointed after the Annual General Meeting of Shareholders in 2006:

Item 1: The attorney Sven Unger is proposed as the Chairman of the Meeting.

Item 14: The Board of Directors shall comprise 8 Members.

Item 15: It is proposed that the fees to the Board of Directors be paid as follows for the period until the close of the next Annual General Meeting: the Chairman shall receive MSEK 1.5 and the other Board Members elected by the Meeting shall each receive SEK 600,000. It is furthermore proposed that the Board, as compensation for committee work carried out, be allocated SEK 210,000 to the Chairmen of the Compensation Committee and the Audit Committee respectively and SEK 110,000 respectively to the other members of these committees, however in total no more than SEK 875,000. It is proposed that Members of the Board employed by the Swedish Match Group shall not receive any remuneration.

The Nominating Committee has also issued the following statement of principle:

The Nominating Committee is of the opinion that the Members of the Board should own shares in the Company. The Nominating Committee accordingly wishes that the Board of Directors establishes principles governing the Board Members’ ownership of shares in the Company. The following should serve as guidelines for these principles:

•

all Members of the Board (including the Chairman) shall acquire shares in the Company for a sum corresponding to the remuneration received, after deductions for income tax, (excluding remuneration for committee work);

•

the Members of the Board shall retain these shares for a period of 12 months after the acquisition and shall be permitted to sell a maximum of one half of the shares acquired during the period of 13 to 24 months following the acquisition.

All Members of the Board have notified the Nominating Committee of their acceptance of the Nominating Committee’s wishes with regard to share acquisition as specified above.

Item 16: The following Board Members are proposed for re-election: Andrew Cripps, Sven Hindrikes, Arne Jurbrant, Conny Karlsson, Kersti Strandqvist and Meg Tiveus. New election is proposed of Charles A. Blixt and John P. Bridendall. Conny Karlsson is proposed as Chairman of the Board.

Item 17: The Nominating Committee proposes that the Chairman of the Board shall be given a mandate to contact the Company’s four largest shareholders and ask them each to appoint one representative to make up the Nominating Committee, together with the Chairman of the Board, for the period until a new Nominating Committee has been appointed in accordance with a mandate from the next Annual General Meeting. If any of these shareholders waives his or her right to appoint a representative, the next largest shareholder in terms of the number of votes shall be asked to appoint a representative. The names of the members of the Nominating Committee shall be published no later than six months prior to the 2008 Annual General Meeting. The four largest shareholders are identified on the basis of the known numbers of votes immediately prior to publication.

No remuneration shall be payable to the members of the Nominating Committee. Any expenses incurred in the course of the Nominating Committee’s work shall be borne by the Company.

Item 18: The Nominating Committee proposes that the Meeting should adopt the Instructions for Swedish Match AB’s Nominating Committee with the amendment that the Nominating Committee shall form a quorum if not less than three of the members are present. Further, a decision by the Nominating Committee shall only be valid if more than half of the Committee’s members vote in favour of the proposal.

The Board of Directors’ proposals:

Item 8: The Board of Directors proposes that a dividend be paid to the shareholders in the amount of SEK 2.50 per share. The Board of Directors proposes that the remaining profits be carried forward, minus the funds that may be utilised for a bonus issue, provided that the 2007 Annual General Meeting passes a resolution in accordance with the Board of Directors’ proposal concerning a reduction of the share capital pursuant to item 9 a) below, as well as a resolution concerning a bonus issue in accordance with the Board of Directors’ proposal pursuant to item 9 b) below. The proposed record date for entitlement to receive a cash dividend is 26 April 2007. The dividend is expected to be paid through VPC (the Swedish Securities Register Center) on 2 May 2007.

Item 9 a): The Board of Directors proposes a reduction in the Company’s share capital of SEK 18,084,644.37 by means of the withdrawal of 13,000,000 shares in the Company. The shares in the Company proposed for withdrawal have been repurchased by the Company in accordance with the authorisation granted by the General Meeting of the Company. The Board of Directors further proposes that the reduced amount be allocated to a fund for use in repurchasing the Company’s own shares.

Item 9 b): Provided that the Meeting passes a resolution in accordance with the Board’s proposals under item 9 a) above, the Board of Directors proposes an increase in the Company’s share capital of SEK 18,084,644.37 through a transfer from non-restricted shareholders’ equity to the share capital (bonus issue). The share capital shall be increased without issuing new shares. The reason for the bonus issue is that if the Company transfers an amount corresponding to the amount by which the share capital is reduced in accordance with the Board’s proposals under item 9 a) above, the decision to reduce the share capital can be taken without obtaining the permission of the Swedish Companies’ Registration Office (Bolagsverket), or, in disputed cases, the permission of the court.

The effect of the Board of Directors’ proposal under item 9 a) entails a reduction in the Company’s share capital of SEK 18,084,644.37. The effect of the Board of Directors’ proposal under item 9 b) is a corresponding increase in the Company’s share capital through a bonus issue, thereby restoring it to its balance prior to the reduction.

The resolution of the General Meeting in accordance with the Board’s proposal under item 9 a) is contingent upon it being supported by shareholders representing at least two-thirds of both the votes cast and the shares represented at the Meeting.

Item 10: The Board of Directors proposes that it be authorised to decide on the acquisition, on one or more occasions prior to the next Annual General Meeting, of a maximum of as many shares as may be acquired without the Company’s holding at any time more than 10 per cent of all shares in the Company, for a maximum amount of MSEK 3,000. The shares shall be acquired on the Stockholm Stock Exchange at a price within the price interval registered at any given time, i.e. the interval between the highest bid price and the lowest offer price. Repurchase may not take place during the period when an estimate of an average price for the Swedish Match share on the Stockholm Stock Exchange is being carried out in order to establish the terms of any stock option programme for the senior company officials of Swedish Match. The purpose of the repurchase is primarily to enable the Company’s capital structure to be adjusted and to cover the allocation of options as part of the Company’s option programme.

The resolution of the General Meeting with regard to the Board proposals under item 10 is contingent upon it being supported by shareholders representing at least two-thirds of both the votes cast and the shares represented at the Meeting.

Item 11: The Board of Directors proposes that the principles for determination of salary and other remuneration payable to the President and other members of the Company management which were adopted at the Extraordinary General Meeting in December 2006 are adopted by the Annual General Meeting 2007.

Item 12: The Board of Directors has decided on the allocation of stock options for the years 1999-2005 and the Company’s shareholders have, at the respective shareholders’ meetings, decided to issue call options on the Company’s own shares to hedge the Company’s undertakings. According to the stock option programme for 2006, certain senior Company officials shall be allocated a minimum of 8,125 stock options and a maximum of 38,693 stock options per person. The options can be exercised for the purchase of shares during the period from 1 March 2010 to 29 February 2012 inclusive, at an exercise price of SEK 145.50 The terms and conditions applying to the options were established on the basis of the average price of the Swedish Match share on the Stockholm Stock Exchange during the period from 14 February to 27 February 2007 inclusive, which was SEK 121.29. The market value of the options, calculated on the basis of conditions prevailing at the time when the terms and conditions applying to the options were established, is deemed by an independent valuation institute to be SEK 19.90 per option, corresponding to a total maximum value of SEK 26,179,982. The Board of Directors proposes that the Meeting resolve that the Company shall issue a maximum of 1,315,577 call options to hedge the stock option programme for 2006. The Board of Directors further proposes that the Company, in a deviation from the preferential rights of shareholders, be permitted to transfer a maximum of 1,315,577 shares in the Company at a selling price of SEK 145.50 per share in conjunction with a potential exercise of the call options. The number of shares and the selling price of the shares covered by the transfer resolution in accordance with this item may be recalculated as a consequence of a bonus issue of shares, a consolidation or split of shares, a new share issue, a reduction in the share capital, or other similar measure.

The resolution of the General Meeting in accordance with the Board’s proposals under item 12 is contingent upon it being supported by shareholders representing at least nine-tenths of both the votes cast and the shares represented at the Meeting.

Item 19: The Board of Directors proposes that the Articles of Association be amended as set out below:

§ 11: Persons who are not shareholders of the company shall, in accordance with terms stipulated by the Board of Directors, be entitled to attend or in some other manner monitor the proceedings of the General Meetings of Shareholders.

Items currently numbered §§ 11, 12 and 13 in the Articles of Association shall be renumbered §§ 12, 13 and 14 after the adoption of the proposed amendment.

The resolution of the General Meeting with regard to the Board’s proposals under item 19 is contingent upon it being supported by shareholders representing at least two-thirds of both the votes cast and the shares represented at the Meeting.

Item 20: The Board of Directors proposes that the Meeting should authorise the Board of Directors to decide, on one or more occasions prior to the next Annual General Meeting, to raise participating loans in the event that the Company, in conjunction with any loan-based financing of the ongoing commercial activities, should deem this loan type to be most advantageous for the Company in the instance in question. The background to the proposed authorisation is that the Board is of the opinion that the Company should have the opportunity to utilise this form of loan in any loan-based financing of the ongoing commercial activities, should this loan type be deemed the most appropriate for the Company in the instance in question. Under the regulations of the new Swedish Companies Act, resolutions concerning loan-based financing where the interest rate is wholly or partially dependent on the dividends to the shareholders, the price trend for the Company’s shares, the Company’s profits or the Company’s financial position must be passed by the General Meeting of Shareholders or by the Board of Directors with the support of authorisation from the General Meeting. To afford the Company the maximum possible flexibility in its efforts to optimise the terms and conditions in conjunction with loan financing, the Board of Directors is thus of the opinion that the Meeting should authorise the Board to make decisions concerning participating loans when and as necessary.

Full details of the resolutions proposed under items 8, 9 a), 9 b), 10, 11, 12 and 18 as well as statements by the Board of Directors pursuant to chap.18 § 4 and chap. 19 § 22 of the Swedish Companies Act and statement by the auditors pursuant to chap. 20 § 14 of the Swedish Companies Act, will be made available at Swedish Match AB’s head office (Legal Department) at Rosenlundsgatan 36 in Stockholm, Sweden, as of 5 April 2007. They will also be available on the Company’s website, www.swedishmatch.se, on the same date. They can also be ordered from the Company.

The right to participate in the Meeting

Participation in the Meeting is limited to shareholders who both are registered in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on 17 April 2007, and notify Swedish Match of their intention to participate no later than at 16:00 (CET) on 17 April 2007, at which time notifications to participate must have been received by Swedish Match. Shareholders who wish to be accompanied by one or two assistants at the Meeting shall also advise Swedish Match thereof within the appointed period of time.

Notice of participation

Notice of participation may be submitted in writing to Swedish Match AB, Legal Department, SE-118 85 Stockholm, Sweden, by telephone on +46 (0) 8 658 02 06 (13:30 – 16:30 CET), by fax on +46 (0)8 720 76 56, or via the Internet at: www.swedishmatch.se/stamman. When giving notice of participation, the shareholder shall state his or her name, address, telephone number (daytime), civic ID/corporate registration number and assistants, if any. Receipt of notification will be confirmed by Swedish Match, which will issue an attendance card to be presented at the entrance to the venue at which the Meeting is held.

Share registration

Shareholders whose shares are nominee registered and who wish to participate in the Meeting must temporarily re-register the shares in their own name, known as voting right registration. Requests for re-registration should be submitted to the bank or broker who administers the shares in sufficient time to allow re-registration to take place no later than Tuesday, 17 April 2007.

The entrance to the venue for the Annual General Meeting will opened at 15:00 (CET). Light refreshments will be served before the Meeting.

Stockholm, March 2007

The Board of Directors